

April 16, 2013

<u>Via E-mail</u>
William Giles
Chief Financial Officer and
Executive Vice President
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

>   **Re: AutoZone, Inc.**
>   **Form 10-K for Fiscal Year Ended August 25, 2012**
>   **Filed October 22, 2012**
>   **Response dated April 3, 2013**
>   **File No. 1-10714**

Dear Mr. Giles:

We have reviewed your response dated April 3, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Note I - Financing, page 54</u>

>   We note you classified $963.3 million of debt maturing in the next twelve months as a non-current liability because of your ability and intent to refinance the debt on a long-term basis considering the availability under your revolving credit facility. However, we also note your disclosure on page 23 that you only have $454.9 million of available capacity under your revolving credit facility after giving consideration to outstanding commercial paper borrowings and certain letters of credit. Please tell us why the amount excluded from current liabilities should not be reduced to the amount available for refinancing under the revolving credit facility. Please address the guidance in ASC 470-10-45-14 through 20.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief